

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Carl Firth
Chief Executive Officer
ASLAN Pharmaceuticals Limited
3 Temasek Avenue
Level 18 Centennial Tower
Singapore 039190

> **Re: ASLAN Pharmaceuticals Limited**
> **Registration Statement on Form F-3**
> **Filed June 12, 2024**
> **File No. 333-280145**

Dear Carl Firth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carlos Ramirez